Sit Investment Associates

Mutual Funds Newsletter

Fall 2011

## Sit 2011 Annual Shareholder Luncheon

Two Sit Mutual Funds directors spoke at this year's annual shareholder luncheon: Dr. Sidney Jones, former Assistant Secretary for Economic Policy, U.S. Department of the Treasury; and former U.S. Congressman William Frenzel.

Jones spoke about the U.S. economy, which he estimates has about a 60% chance of remaining positive despite increasing inflation, large unemployment, larger underemployment rates and a national budget deficit that he characterized as "too large to comprehend." He says that we are confronting an era of slower growth and an economy that is brittle to a shock.

Frenzel spoke about Washington's efforts to address the national deficit difficulties and the political conflicts impeding progress. He also addressed the European Union's fiscal issues and the unique problems they are facing. Frenzel doesn't see significant change coming from the 2012 national elections, expecting Republicans to make small gains in the Senate without gaining control from the Democrats. He anticipates a similar outcome in Congressional elections, with Republicans retaining control of the House. He predicts a close presidential election in 2012.

Roger Sit, Chairman and Global Chief Investment Officer, updated the crowd on Sit Investment Associates' current economic outlook and equity investment strategy — most of which he includes in his article on page two of this newsletter. Chief Fixed-Income Officer Mike Brilley covered the current bond market and the Sit fixed income investment strategy.

Portfolio Managers Kent Johnson (Equities) and Debra Sit (Fixed Income) joined the speakers to address questions from those shareholders in attendance. Finance Analyst John Bernstein also took a question from the floor. Following are some of the questions the panel discussed.

Q: Is there any hope that the Simpson, Bowles Commission recommendations will be adopted? A: (Frenzel) There is no hope right now that the $4.5 trillion plan to stabilize the debt ratio in the low 60% range will be adopted. Neither the President nor Congress endorsed the Commission's recommendations. Whatever fiscal policies are put into place after the congressional "super committee" reports, they will have to follow some model of the Simpson-Bowles Commission recommendations, but it will likely take another year to accomplish anything.

Q: When should shareholders be concerned about holding the Sit Minnesota Tax-Free Income Fund? A: (Brilley) Although Minnesota had its rating reduced from AAA to AA+ by one agency, it hasn't affected interest rates for the State, and municipals remain attractive.

Q: What do you think of Herman Cain's 9-9-9 Plan? A: (Jones) It would be an absolute economic and social disaster in which low-income people would suffer to an egregious degree. The key point is that 46% of the American people do not pay an income tax. Under the 9-9-9 Plan, two-thirds would pay more tax than they pay now. (Frenzel) It is a simplistic approach to taxes by someone who hasn't thought it out very well. Both political parties hate it, and it will never be seriously considered.

Q: Why are you confident that China will succeed in slowing GDP to +7 - 9% given their demographic challenges? A: (Roger Sit) I'm not 100% confident. China does have demographic issues, in part because of the one-child policy, but the government has a heavy hand in everything they are doing and controls infrastructure spending, credit, and housing. In contrast to a free-market economy, the Chinese government is not leaving their economy up to market forces. (Jones) China's 5-year plan calls for 7% growth. The country is beginning a difficult transition from an investment economy to a decelerating economy.

Q: Is the continued extension of unemployment compensation adding to the unemployment problem? (Jones) The extension isn't really impacting the level of unemployment, which is a structural, long-term problem. The basic 26-week program is intended to allow workers to transition back into jobs. The emergency 99-month extension of benefits is expected to be renewed for 2012, but the tragedy that we confront is that 44% have been unemployed for over 26 months and are losing their skills and potential for employment. The jobs lost are primarily gone forever.

Q: Why do bank stocks make your list of recommended stocks? A: (Bernstein) Due to the flat interest rate environment, banks will have a headwind for some time with respect to earnings, but some companies are coming up with creative ways to combat that, and there are companies that have weathered the storm through more conservative underwriting. Some banks are paying rather attractive dividends.

Q: What if the "Occupy Wall Street" movement grows exponentially? A: (Frenzel) The movement is a great sign of discontent in difficult times. Although it has strong roots, it is questionable as to whether the movement has legs. For me it is not possible to understand what its potential is and where it is likely to go. At best, it could be a Tea Party-like movement that could strengthen the parties or it could grow into a third party. At worst, it could fizzle out and mean nothing.

There was not time to answer all the questions posed to the panel, and this article represents just a few of the questions the panel addressed. If you have questions for our investment professionals, please contact Rick Schuett, Steve Benjamin or any Investor Services Representative at 1-800-332-5580 and they will pose you questions to our analysts and managers.

The next annual shareholder luncheon is planned for Monday, October 29, 2012 at the Edina Country Club.

# Investment Outlook and Strategy Summary

by Roger J. Sit - Chairman and President



In early August, after playing a game of chicken that unsettled investors, Congress finally passed legislation to increase the debt ceiling. However, the first of those increased levels was reached in September, which required Congress to act again to prevent a government shutdown. This issue is likely to continue to weigh on financial markets, given current projections, as Congress must act yet again before the end of November to avert another government shutdown.

The September budget deficit, reported by the U.S. Treasury, was $64.6 billion. For the fiscal year-to-date period receipts are up +6.5%, while outlays increased +4.2%. The budget deficit through the fiscal year stands at slightly over $1.3 trillion, which represents a roughly $4 billion improvement over the same fiscal period last year.

The recent trend of stronger receipts appears likely to continue and should result in a slightly lower deficit than the Congressional Budget Office and the Office of Management and Budget had previously projected. These projections, along with those of several private forecasters, are all in the neighborhood of $1.5 trillion, but it appears likely that the actual deficit will be closer to $1.3 trillion.

Interestingly, the Office of Management and Budget is forecasting the fiscal 2012 budget deficit to drop below $1 trillion. However, this projection does not include President Obama's most recent stimulus proposal, which includes a combination of $447 billion of tax cuts and additional spending. If this proposal becomes law, there will be a significant impact on the 2012 budget deficit.

Advance third quarter 2011 Gross Domestic Product (GDP) is +2.5% — up from the second quarter of 2011 GDP of +1.3%.

September U.S. real consumer spending was up +0.5% after being unchanged in August. Within the components of real personal consumption expenditures (PCE), durable goods was up +2.6% and non-durable goods was up +0.5% in September. However, services was a significant detractor from the overall result, rising only +0.1% for the second month in a row, an unusual occurrence and, therefore, likely to reverse.

September nonfarm payrolls report, released on October 7th, showed that 103,000 jobs were created, exceeding the expected 60,000. Additionally, both July and August payrolls were revised up by a combined 99,000 jobs. For the third quarter, 287,000 jobs were created, essentially matching the 290,000 created in the second quarter. Private payrolls increased by 137,000 jobs in September. However, after adjusting for the returning Verizon workers who were on strike earlier, private payrolls grew by 92,000 jobs.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.3% in September, following a +0.4% rise in August. Year over year, the CPI has accelerated from +1.1% in September 2010 to +3.9% in the latest month. The rise in September inflation was largely driven by a +0.4% increase in food and a +2.9% rise in gasoline. Core CPI, which excludes the volatile food and energy components, increased +0.1% in September and +0.2% in September.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +3.0% in September, but still declined -5.1% on a year-over-year basis. The dollar rose in September partly as U.S. financial markets benefited from a flight to quality. This trend may continue over the near term, but given the longer-term fiscal challenges the U.S. faces with regard to its trade and budget deficits, we do not expect the rally in the dollar to be sustained over the longer term.

We expect global economic growth to be modest or subpar over the next couple of years compared to historical post-recessionary periods. We estimate global expansion of +2.8% in 2011 and +3.0% in 2012.

Despite the increased volatility in financial markets, we expect the subpar economic recovery to remain on track. The economy will continue to face headwinds, both internal and external, including the European sovereign debt crisis and constrained domestic consumer demand.

## Fixed Income Funds

Last quarter, U.S. Treasury yields declined sharply to record lows for some maturities. As of September 30th, 2-year U.S. Treasury notes yielded less than 0.25%. 5-year, 10-year, and 30-year maturity bonds ended the quarter with yields slightly below 1%, 2%, and 3%, respectively. The Barclays Capital Aggregate Bond Index produced a positive total return during the quarter of +3.8%. The U.S. Treasury sector was the best-performing group, benefiting from the overall flight to quality trend. The corporate sector was the second best performer, despite the fact that concern over bank funding in Europe resulted in financial institution bonds producing a negative return for the quarter. The asset-backed and mortgage-backed securities sectors lagged modestly, primarily due to their shorter durations.

Reflecting a flight to quality, fixed income markets had a solid month with taxable bonds rising +0.7% and municipal bonds up +1.0% in September.

Diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers continue to adjust to fiscal challenges. Local tax collections, while showing signs of improvement recently, may present challenges as economic growth moderates further. Bond insurers remain under scrutiny as the ratings agencies continue to fine tune their ratings criteria.

## Equity Funds

Domestic equity markets had another difficult month in September, capping off a very weak third quarter. The S&P 500 Index declined -7.0% in September and -13.9% for the quarter. The NASDAQ Index fared only slightly better, falling -6.4% and -12.9%, for the month and quarter, respectively. In this risk-averse environment, large capitalization issues outperformed small and medium capitalization stocks during September and on a year-to-date basis.

Relative to international equity markets, expressed in dollar terms, the U.S. ranked 4th out of 33 countries for the year-to-date period (in contrast to 16th a year ago). The European sovereign debt crisis and fears of a more severe global economic slowdown caused a flight to quality that also boosted the U.S. dollar. The other countries that ranked in the top 5 were New Zealand, Indonesia, the Philippines, and Japan. By far, the worst performer was Greece, down -48%. On a regional basis, Latin America significantly lagged the rest of the world.

Sit Investment Associates is maintaining diversified, high-quality, growth-oriented portfolios. Our focus remains on companies with sales growth, operating margin leverage, free cash flow, healthy balance sheets, proactive management teams and attractive valuations. Companies that meet these criteria typically achieve solid, predictable earnings growth. Domestic equity portfolios continue to emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors.

## Social Security and AARP by Steve Benjamin, CEBS, CRPC

When Social Security began 76 years ago, it was intended to supplement a retiree's income as the third leg of a "three-legged stool." The other two legs were a retiree's savings and pension plan. Today, Social Security benefits are the primary source of income for millions of retirees. In fact, the Social Security Administration reports that 22% of married couples and 43% of singles rely on Social Security for 90% of their income.

In 1940, the ratio of workers to retirees was an astounding 42:1. This ratio enabled Ida May Fuller, who lived to 100 and was the first American to receive monthly Social Security checks, to collect $22,000 after paying just $24.75 into Social Security. Today's worker to retiree ratio is 3:1, life expectancies are increasing and last year, Social Security paid out more than it took in. So there is discussion in Washington about reforming Social Security.

AARP is a non-profit organization and powerful lobbying group for those age 50 and over. For decades, AARP staunchly defended Social Security and opposed any changes to benefits. In 2005, AARP led the effort against President George W. Bush's efforts to partially privatize Social Security. AARP's position on Social Security was so inflexible that former Senator Alan Simpson said, "If they come around and say they're ready to do something, it will be like the Arctic icecap cracking."

Surprisingly, last June, AARP softened its position on Social Security because it believes changes to the system are inevitable. AARP's Executive Vice-President John Rother said, "The ship was sailing. I wanted to be at the wheel when it happens." In short, AARP will no longer oppose benefit payment reductions. In an early sign of its new stance, AARP declined to join Strengthen Social Security, a non-profit group of 300 organizations created to fight any cuts to Social Security benefits.

It is expected that AARP's new position will significantly change the discussion in Washington regarding Social Security reform. In an attempt to educate the population on the financial and political realities facing the Social Security program, AARP will hold town hall meetings across the nation. Those in attendance will be asked to play a game and attempt to make Social Security solvent. Since a recent poll found that 84% of Americans age 65 and older oppose any benefit cuts, the meetings could be quite interesting.

### 2012 Social Security Benefit Increase

America's 55 million Social Security recipients will receive their first cost of living adjustment in three years next January. In October, the government announced that retirees will get a 3.6% increase in 2012. The average monthly benefit check will increase from $1,186 to $1,229.

In the future, Social Security recipients may not see such generous increases. As part of the debt reduction talks, lawmakers are looking at changing the formula upon which the annual increase is based.

### Apply Online for Benefits

If you're ready to apply for Social Security benefits, there's no need to drive to a Social Security office to complete the necessary forms. Now you can log on to the Social Security web site and finish applying in about 15 minutes at www.socialsecurity.gov/applyonline.

Not sure when you should start collecting Social Security benefits? Use the "Retirement Estimator" (www.socialsecurity.gov/estimator) to calculate how much your benefit will be at different retirement ages and on different dates.

## 2011 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 16th (to shareholders of record on December 15th). This year's distribution estimates are provided in the box at the right.

The Sit Fixed Income Funds pay regular monthly income distributions, but will not be paying a capital gain.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

If you wish to know the capital gains and interest realized for your Sit Mutual Funds prior to delivery of your Form 1099-DIV, this information will be available on our website at www.sitfunds.com on December 16, 2011. You may also contact an Investor Services Representative at 1-800-332-5580 on or after December 16th.

**Estimated 2011 Distributions**

| | Amount Per Share | |
|---|---|---|
| Sit Mutual Fund | Long-Term Capital Gains | Dividend* |
| Mid Cap Growth Fund | $0.00 | $0.00 |
| Large Cap Growth Fund | $0.00 | $0.15 - $0.35 |
| Small Cap Growth Fund | $0.00 | $0.00 |
| Balanced Fund | $0.00 | $0.04 - $0.08** |
| Developing Markets Growth Fund | $1.30 - $1.70 | $0.05 - $0.15 |
| International Growth Fund | $0.00 | $0.15 - $0.30 |
| Dividend Growth Fund Class I and Class S | $0.06 - $0.14 | $0.04 - $0.08** |
| Global Dividend Growth Fund Class I and Class S | $0.10 - $0.20 | $0.04 - $0.08** |

*Dividends are estimated to be "qualified" for tax purposes, which means they are taxed at a maximum of 15%. Any portion of the dividends that are not considered qualified will be taxed at ordinary income tax rates. This information is subject to change without notice.

**The Sit Balanced, Dividend Growth, and Global Dividend Growth Funds pay dividends quarterly. This is an estimate of the regular quarterly dividend.

# Sit Mutual Funds Market Summary: Third Quarter 2011

## Fixed-Income

Falling yields accompanied by low supply, and stable demand, helped tax-exempts post further price gains during the third quarter, following upon a very strong second quarter. Municipal issuance volume remains down considerably from one year ago and continues to be at its lowest year-to-date level in more than ten years. In addition, municipal fund flows, which turned positive in June, remained slightly positive during the third quarter. Longer duration tax-exempts outperformed shorter duration bonds in this environment. Among quality sectors, A-rated tax-exempts performed best during the quarter, followed by Baa-rated bonds, and then AA-rated bonds, as credit spreads narrowed. Among revenue bond sectors, generally longer duration sectors, such as hospitals, education and transportation, saw the best performance. Industrial revenue bonds underperformed other revenue bond sectors as Moody's downgraded several longer duration tobacco settlement revenue bonds to below investment grade. The resulting sales from investment managers needing to adjust holdings to comply with the change in ratings, while having little impact on the downside in price, limited the benefit to those issues from narrowing credit spreads. Other revenue bond sectors that lagged included the shorter duration resource recovery sector and the housing sector. The latter typically exhibits lower price volatility due to prepayment calls and amortization. These patterns of sector outperformance and underperformance have generally carried through since the beginning of 2011. Including the difficult fourth quarter of 2010, longer-intermediate maturities were the best performing part of the tax-exempt yield curve, while A-rated bonds remained the strongest performing quality sector.

As the tax-exempt yield curve remains historically steep, we continue to believe that a longer-than-benchmark duration will be rewarded in portfolios. In addition, following the implementation of "Operation Twist," relative yield comparisons of AAA-rated general obligation bonds to Treasuries, at approximately 120 percent or higher across the yield curve, appear very attractively valued. Credit spreads remain attractive, as A-rated tax-exempt revenue bonds currently offer more than +100 basis points additional yield over AAA-rated general obligation bonds for maturities 7 years and beyond. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Higher issuance volume could provide attractive buying opportunities during the fourth quarter of 2011.

In taxable fixed income portfolios, we have made modest changes in portfolios to position them for a flattening yield curve. Similar to our strategy for taxable bonds, municipal portfolios remain focused on income, which is the primary source of return over longer periods of time.

## Equities

Following solid returns in the first half of the year, third quarter 2011 equity performance was the seventh worst on record, as each month of the quarter experienced negative returns. The S&P 500 Index declined -13.9% in the third quarter.

Valuations remain quite attractive. From a historical perspective, the only other period that experienced these levels was during the high inflation period of the 1970s and early 1980s. Even if one's outlook for inflation is more bearish, it seems unlikely that inflation will return to the elevated levels of that period.

Moreover, the earnings-yield spread, as measured by the difference in the S&P 500 Index earnings yield and the 10-year U.S. Treasury yield has widened further to near-record levels exceeding 6%. Given the Federal Reserve's recent announcement and implementation of Operation Twist, to lower interest rates, this spread is likely to remain wide for some time.

Encouragingly, companies continue to maintain very sound balance sheets with high levels of cash and near-record profitability. While earnings revisions have been adjusting downward in recent months, we believe that most of this change is already reflected in prices as a result of the recent market correction.

In terms of growth and value sectors, large capitalization growth stocks outperformed their value counterparts in both September and the third quarter. Small and medium capitalization growth stocks underperformed their value equivalents for the month and quarter. For longer time periods, however, growth stocks have outperformed value stocks across all market capitalizations.

The financial characteristics of stocks that outperformed in September continued trends that have been in place for most of this year. Specifically, stocks with lower earnings growth, lower beta, higher dividend yield, and larger market capitalizations performed best. Not coincidentally, these are the financial characteristics of high quality companies, which have been performing best over the last few quarters. With respect to industry sector performance within the broad Russell 3000 Index, 8 out of 18 groups outperformed in September, representing a broadening of stock market breadth. The groups that outperformed in September had a cumulative weight of 48.2% of the Index compared with 6 outperforming groups that totaled 34.3% in August. Year to date, the sectors that have outperformed included electronic technology, health technology, consumer non-durables, health services, and retail trade. Several of these sectors ranked near the bottom of performance in calendar 2010.

On a technical basis, using 6-month price momentum as the measure, domestic equity markets have retreated to an oversold position. Equities of every capitalization size have reached this position, from which recoveries typically begin.

# Sit U.S. Government Securities Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | Annualized Returns | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| U.S. Government Securities | 0.43 | 3.68 | 5.52 | 5.74 | 4.52 | 6.45 | 3.33 | 2.97 |
| Barclays Capital Interm.Gov't Index | 3.19 | 3.72 | 5.38 | 5.91 | 4.80 | 6.63 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| U.S. Government Securities | 5.79 | 1.19 | 3.35 | 2.49 | 4.13 | 6.92 | 5.13 | 7.78 | 4.91 | 2.69 |
| Barclays Capital Interm. Gov't Index | 9.64 | 2.29 | 2.33 | 1.68 | 3.84 | 8.47 | 10.43 | -0.32 | 4.98 | 5.36 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| CMO | 50.6 |
| FNMA Pass-Through | 26.9 |
| FHLMC Pass-Through | 11.6 |
| GNMA Pass-Through | 6.9 |
| Asset-Backed | 1.0 |
| U.S. Treasury/Federal Agency | 0.1 |
| Cash & Other Net Assets | 2.9 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $1,424.1 |
| Average Maturity: | 23.1 Years |
| Effective Duration: | 1.2 Years |

## INVESTMENT OBJECTIVE

High current income and safety of principal.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

## INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Mark H. Book, CFA, 23 years
Bryce A. Doty, CFA, 20 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGVX |
| CUSIP: | 829800-10-1 |
| Inception Date: | 6/2/87 |
| Expense Ratio: | 0.80% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital Intermediate Government Index is a sub-index of the Barclays Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Capital Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining materities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

# Sit Tax-Free Income Fund

As of September 30, 2011

## INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

## INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 42 years
- Debra A. Sit, CFA, 28 years
- Paul A. Jungquist, CFA, 16 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNTIX |
| CUSIP: | 829799-10-5 |
| Inception Date: | 9/29/88 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | Annualized Returns | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield[(1)] | 12-Month Dist. Rate[(1)] |
| Tax-Free Income | 3.94 | 2.99 | 6.28 | 2.99 | 3.30 | 5.27 | 5.37 | 4.72 |
| Barclays Capital 5-Year Muni Index | 1.97 | 3.75 | 6.75 | 5.55 | 4.68 | 5.78 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Tax-Free Income | 5.69 | 2.87 | 3.96 | 3.30 | 3.54 | 0.26 | -15.77 | 22.42 | 2.49 | 8.30 |
| Barclays Capital 5-Year Muni Index | 9.27 | 4.13 | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 5.40 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Other Revenue | 16.8 |
| Education/Student Loan | 14.4 |
| Single Family Mortgage | 13.7 |
| Hospital / Health Care | 12.4 |
| Multi Family Mortgage | 10.3 |
| Closed-End Mutual Funds | 7.2 |
| Insured | 6.4 |
| General Obligation | 4.7 |
| Sectors Less Than 4.0% | 11.5 |
| Cash and Other Net Assets | 2.6 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $145.6 |
| Tax-Equivalent Yield: | 8.26% |
| Average Maturity: | 16.1 Years |
| Duration to Estimated Avg. Life: | 6.3 Years |
| Implied Duration: | 7.6 Years |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

# Sit Minnesota Tax-Free Income Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | Annualized Returns | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| Minnesota Tax-Free Income | 3.63 | 4.76 | 8.02 | 4.50 | 4.59 | 5.02 | 4.35 | 4.46 |
| Barclays Capital 5-Year Muni Bond Index | 1.97 | 3.75 | 6.75 | 5.55 | 4.68 | 5.03 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Minnesota Tax-Free Income | 7.06 | 4.42 | 3.68 | 4.44 | 4.92 | 1.04 | -10.75 | 22.04 | 3.18 | 8.51 |
| Barclays Capital 5-Year Muni Index | 9.27 | 4.13 | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 5.40 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Hospital / Health Care | 20.5 |
| Multi Family Mortgage | 17.3 |
| Single Family Mortgage | 15.4 |
| Education/Student Loan | 12.1 |
| Other Revenue | 10.4 |
| Utility | 5.8 |
| Insured | 4.1 |
| Lease Rental | 2.8 |
| Sectors Less Than 2.5% | 8.8 |
| Cash and Other Net Assets | 2.8 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $305.5 |
| Tax-Equivalent Yield: | 7.26% |
| Average Maturity: | 16.1 Years |
| Duration to Estimated Avg. Life: | 5.3 Years |
| Implied Duration: | 7.3 Years |

## INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

## INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, CFA, 28 years
Paul A. Jungquist, CFA, 16 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SMTFX |
| CUSIP: | 82979K-10-0 |
| Inception Date: | 12/1/93 |
| Expense Ratio: | 0.80% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

# Sit Balanced Fund

As of September 30, 2011

## INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

## EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Bryce A. Doty, CFA, 20 years
John M. Bernstein, CFA, 18 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SIBAX |
| CUSIP: | 82980D-20-2 |
| Inception Date: | 12/31/93 |
| Expense Ratio: | 1.00% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Capital Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| Balanced | -7.65 | 2.19 | 3.29 | 1.99 | 3.45 | 5.87 |
| S&P 500® Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.81 | 7.13 |
| Barclays Capital Aggregate Bond Index | 3.82 | 5.26 | 7.97 | 6.53 | 5.66 | 6.30 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Balanced | -18.59 | 19.20 | 9.22 | 7.51 | 7.88 | 10.52 | -26.88 | 23.12 | 10.51 | -4.20 |
| S&P 500® Index | -22.10 | 28.68 | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | -8.68 |
| Barclays Capital Aggregate Bond Index | 10.25 | 4.10 | 4.34 | 2.43 | 4.33 | 6.97 | 5.24 | 5.93 | 6.54 | 6.65 |

## TOP HOLDINGS

**Stocks**

| Company Name | % of Net Assets |
|---|---|
| Apple, Inc. | 2.1 |
| Chevron Corp. | 2.0 |
| International Business Machines Corp. | 1.8 |
| Oracle Corp. | 1.6 |
| Qualcomm, Inc. | 1.5 |

**Bonds**

| Company Name | % of Net Assets |
|---|---|
| U.S. Treasury Strips, 3.09%, 8/15/20 | 2.3 |
| GNMA, 7.50%, 9/16/35 | 1.2 |
| U.S. Treasury Note, 3.75%, 8/15/41 | 1.1 |
| FHLMC, 7.50%, 6/15/30 | 1.1 |
| Procter & Gamble ESOP, 9.36%, 1/1/21 | 1.0 |

## PORTFOLIO ALLOCATION (%)

| | |
|---|---|
| Stocks | 59.5 |
| Bonds | 35.6 |
| Cash and Other Net Assets | 4.9 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $10.2 |
| Number of Holdings: | 165 |

# Sit Large Cap Growth Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| Large Cap Growth | -12.72 | 1.01 | 0.56 | 0.60 | 2.86 | 9.06 |
| Russell 1000® Growth Index | -13.14 | 3.78 | 4.69 | 1.62 | 3.01 | 9.98 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Large Cap Growth | -30.58 | 26.34 | 12.79 | 9.59 | 9.54 | 14.14 | -34.10 | 28.14 | 10.79 | -9.18 |
| Russell 1000® Growth Index | -27.89 | 29.76 | 6.30 | 5.27 | 9.08 | 11.81 | -38.44 | 37.21 | 16.71 | -7.20 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Apple, Inc. | 5.1 | Qualcomm, Inc. | 2.9 |
| International Business Machines Corp. | 4.5 | Occidental Petroleum Corp. | 2.7 |
| Chevron Corp. | 3.4 | McDonald's Corp. | 2.4 |
| Oracle Corp. | 3.1 | Coca-Cola Co. | 2.4 |
| Google, Inc. | 3.1 | PepsiCo, Inc. | 2.3 |
| | | Total | 31.7 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Electronic Technology | 18.1 |
| Technology Services | 13.5 |
| Consumer Non-Durables | 10.4 |
| Producer Manufacturing | 9.1 |
| Retail Trade | 9.1 |
| Health Technology | 8.9 |
| Energy Minerals | 8.4 |
| Finance | 3.8 |
| Sectors Less Than 3.8% | 17.1 |
| Cash and Other Net Assets | 1.6 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $277.0 |
| Number of Holdings: | 85 |
| Wtd. Avg. Market Cap (Billions): | 80.6 |
| Median Market Cap (Billions): | 24.8 |
| Turnover Rate: | 5.0 % |

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Ronald D. Sit, CFA, 26 years
Michael J. Stellmacher, CFA, 19 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNIGX |
| CUSIP: | 829797-10-9 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.00% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

# Sit Mid Cap Growth Fund

As of September 30, 2011

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Matthew T. Loucks, CFA, 14 years
- Robert W. Sit, CFA, 18 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | NBNGX |
| CUSIP: | 829796-10-1 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.25% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| Mid Cap Growth | -20.65 | -4.69 | 1.84 | 0.24 | 4.60 | 11.06 |
| Russell Midcap® Growth Index | -19.33 | 0.80 | 5.89 | 1.64 | 6.70 | n/a |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Mid Cap Growth | -34.64 | 38.51 | 17.02 | 15.27 | 9.56 | 18.87 | -45.34 | 35.59 | 27.10 | -16.06 |
| Russell Midcap® Growth Index | -27.41 | 42.71 | 15.48 | 12.10 | 10.65 | 11.44 | -44.32 | 46.29 | 26.38 | -11.59 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Ecolab, Inc. | 2.5 | TJX Cos., Inc. | 1.9 |
| Cognizant Technology Solutions Corp. | 2.3 | Tupperware Brands Corp. | 1.9 |
| Ulta Salon Cosmetics & Fragrance, Inc. | 2.0 | Allergan, Inc. | 1.8 |
| Cummins, Inc. | 2.0 | ANSYS, Inc. | 1.8 |
| Salesforce.com, Inc. | 1.9 | Coach, Inc. | 1.8 |
| | | Total | 19.9 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Technology Services | 11.1 |
| Health Technology | 10.5 |
| Retail Trade | 10.5 |
| Producer Manufacturing | 10.4 |
| Electronic Technology | 9.1 |
| Process Industries | 8.4 |
| Finance | 7.7 |
| Consumer Durables | 5.2 |
| Sectors Less Than 5.1% | 25.0 |
| Cash and Other Net Assets | 2.1 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $127.8 |
| Number of Holdings: | 91 |
| Wtd. Avg. Market Cap (Billions): | $10.0 |
| Median Market Cap (Billions): | $6.1 |
| Turnover Rate: | 6.8 % |

# Sit Small Cap Growth Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| Small Cap Growth | -19.74 | -0.34 | 3.39 | 2.00 | 5.05 | 9.46 |
| Russell 2000® Growth Index | -22.25 | -1.12 | 2.07 | 0.96 | 5.45 | 5.35 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Small Cap Growth | -26.22 | 34.57 | 6.79 | 18.52 | 7.99 | 20.43 | -42.96 | 33.06 | 27.28 | -11.56 |
| Russell 2000® Growth Index | -30.27 | 48.53 | 14.31 | 4.15 | 13.34 | 7.05 | -38.54 | 34.47 | 29.09 | -15.57 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Alexion Pharmaceuticals, Inc. | 2.5 | Casey's General Stores, Inc. | 2.2 |
| Northern Oil and Gas, Inc. | 2.5 | ANSYS, Inc. | 2.0 |
| Ulta Salon Cosmetics & Fragrance, Inc. | 2.5 | Solera Holdings, Inc. | 2.0 |
| Informatica Corp. | 2.3 | Hansen Natural Corp. | 1.9 |
| Tupperware Brands Corp. | 2.2 | Ultimate Software Group, Inc. | 1.9 |
| | | Total | 22.0 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Health Technology | 14.8 |
| Technology Services | 11.9 |
| Producer Manufacturing | 11.8 |
| Electronic Technology | 10.4 |
| Retail Trade | 9.4 |
| Finance | 6.4 |
| Industrial Services | 5.9 |
| Consumer Durables | 5.6 |
| Sectors Less Than 5.0% | 22.8 |
| Cash and Other Net Assets | 1.0 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $63.4 |
| Number of Holdings: | 87 |
| Wtd. Avg. Market Cap (Billions): | $3.6 |
| Median Market Cap (Billions): | $2.4 |
| Turnover Rate: | 6.9 % |

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Matthew T. Loucks, CFA, 14 years
- Robert W. Sit, CFA, 18 years
- Michael J. Stellmacher, CFA, 19 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SSMGX |
| CUSIP: | 82980D-30-1 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 1.50% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

# Sit Dividend Growth Fund

As of September 30, 2011

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Michael J. Stellmacher, CFA, 19 years

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | SDVGX | SDVSX |
| CUSIP: | 82980D-70-7 | 82980D-80-6 |
| Inception Date: | 12/31/03 | 3/31/06 |
| Expense Ratio: | 1.00% | 1.25% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | |
|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | Since Inception | 30-Day SEC Yield[1] | 12-Month Dist. Rate[1] |
| Class I Shares | -14.17 | 1.37 | 2.73 | 2.44 | 5.63 | 2.05 | 1.29 |
| S&P 500® Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.26 | | |
| Class S Shares | -14.19 | 1.15 | 2.51 | n/a | 2.91 | 1.79 | 1.07 |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | n/a | -0.34 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|
| Class I Shares | 10.91 | 9.41 | 18.29 | 12.89 | -29.60 | 25.59 | 16.43 | -8.32 |
| Class S Shares | n/a | n/a | n/a | 12.56 | -29.77 | 25.25 | 16.19 | -8.51 |
| S&P 500 Index | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | -8.68 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| International Business Machines Corp. | 3.4 | Qualcomm, Inc. | 2.0 |
| Chevron Corp. | 3.3 | Johnson & Johnson | 1.9 |
| Verizon Communications, Inc. | 2.4 | Occidental Petroleum Corp. | 1.8 |
| Procter & Gamble Co. | 2.2 | Pfizer, Inc. | 1.6 |
| PepsiCo, Inc. | 2.1 | JPMorgan Chase & Co. | 1.6 |
| | | Total | 22.4 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 14.3 |
| Health Technology | 10.8 |
| Consumer Non-Durables | 10.2 |
| Electronic Technology | 9.6 |
| Energy Minerals | 9.2 |
| Producer Manufacturing | 9.1 |
| Technology Services | 4.9 |
| Retail Trade | 4.6 |
| Sectors Less Than 4.0% | 25.2 |
| Cash and Other Net Assets | 2.1 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $318.7 |
| S Share Assets (Millions): | $54.4 |
| Number of Holdings: | 91 |
| Wtd. Avg. Market Cap (Billions): | $62.6 |
| Median Market Cap (Billions): | $22.7 |
| Turnover Rate: | 9.5 % |

# Sit Global Dividend Growth Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns 1 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
|---|---|---|---|---|---|
| Class I Shares | -16.65 | -4.12 | 5.05 | 2.09 | 1.32 |
| Class S Shares | -16.65 | -4.34 | 4.79 | 1.84 | 1.08 |
| Composite Index | -15.94 | -3.12 | 0.38 | | |
| S&P 500® Index | -13.87 | 1.14 | 1.23 | | |
| MSCI EAFE Index | -19.01 | -9.36 | -1.13 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2008* | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| Class I Shares | -5.25 | 24.65 | 11.58 | -12.02 |
| Class S Shares | -5.31 | 24.40 | 11.32 | -12.20 |
| Composite Index | -21.11 | 28.67 | 12.21 | -11.21 |
| S&P 500 Index | -21.94 | 26.47 | 15.06 | -8.68 |
| MSCI EAFE Index | -19.95 | 31.78 | 7.75 | -14.98 |

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 13.7 |
| Health Technology | 11.0 |
| Energy Minerals | 10.4 |
| Producer Manufacturing | 9.6 |
| Consumer Non-Durables | 8.8 |
| Electronic Technology | 8.2 |
| Retail Trade | 6.9 |
| Communications | 4.6 |
| Sectors Less Than 4.0% | 25.4 |
| Cash and Other Net Assets | 1.4 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| United States | 60.8 |
| United Kingdom | 11.4 |
| Switzerland | 5.5 |
| Australia | 4.2 |
| Germany | 2.8 |
| France | 2.3 |
| Spain | 2.1 |
| Canada | 2.1 |
| 8 Countries Less Than 2.1% | 7.4 |
| Cash and Other Assets | 1.4 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| International Business Machines Corp. | 2.7 |
| Verizon Communications, Inc. | 2.5 |
| Chevron Corp. | 2.4 |
| BHP Billiton, Ltd., ADR | 2.1 |
| Qualcomm, Inc. | 2.1 |
| Rogers Communications, Inc. | 2.1 |
| Royal Dutch Shell, PLC, ADR | 2.0 |
| McDonald's Corp. | 1.9 |
| Johnson & Johnson | 1.8 |
| GlaxoSmithKline, PLC, ADR | 1.8 |
| Total | 11.9 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $6.6 |
| S Share Assets (Millions): | $1.8 |
| Number of Holdings: | 89 |
| Wtd. Avg. Market Cap (Billions): | $68.4 |
| Median Market Cap (Billions): | $37.3 |
| Turnover Rate: | 8.4 % |

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Raymond E. Sit, 17 years
Michael J. Stellmacher, CFA, 19 years
Tasha M. Murdoff, 14 years

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | GDGIX | GDGSX |
| CUSIP: | 82980D-88-9 | 82980D-87-1 |
| Inception Date: | 9/30/08 | 9/30/08 |
| Expense Ratio: | 1.25% | 1.50% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

# Sit International Growth Fund

As of September 30, 2011

## INVESTMENT OBJECTIVE

Long-term growth.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Janet K. Kinzler, 16 years
Tasha M. Murdoff, 14 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGRX |
| CUSIP: | 82980D-10-3 |
| Inception Date: | 11/1/91 |
| Expense Ratio: | 1.50% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| International Growth | -21.04 | -10.80 | -3.81 | -4.23 | 0.90 | 2.86 |
| MSCI EAFE Growth Index | -18.98 | -8.79 | -0.63 | -2.16 | 4.86 | 2.96 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| International Growth | -29.84 | 28.70 | 12.97 | 14.67 | 18.19 | 16.08 | -44.99 | 27.65 | 9.51 | -16.76 |
| MSCI EAFE Growth Index | -16.02 | 31.99 | 16.12 | 13.28 | 22.33 | 16.45 | -42.70 | 29.36 | 12.25 | -15.43 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Producer Manufacturing | 15.6 |
| Finance | 14.2 |
| Consumer Non-Durables | 11.3 |
| Energy Minerals | 7.6 |
| Health Technology | 6.9 |
| Non-Energy Minerals | 6.7 |
| Retail Trade | 5.3 |
| Communications | 5.2 |
| Sectors Less Than 5.0% | 23.7 |
| Cash and Other Net Assets | 3.5 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| United Kingdom | 21.2 |
| Switzerland | 12.1 |
| Japan | 11.0 |
| Australia | 6.9 |
| France | 6.9 |
| China/Hong Kong | 6.8 |
| Germany | 6.8 |
| Canada | 4.1 |
| 16 Countries Less Than 4.1% | 20.7 |
| Cash and Other Assets | 3.5 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| BHP Billiton, Ltd. | 3.5 |
| Royal Dutch Shell, PLC, ADR | 3.0 |
| Nestle SA | 2.9 |
| Diageo, PLC, ADR | 2.7 |
| Reckitt Benckiser Group, PLC | 2.5 |
| Pearson, PLC, ADR | 2.1 |
| Honda Motor Co., Ltd. | 2.1 |
| GlaxoSmithKline, PLC, ADR | 2.0 |
| SGS SA | 1.9 |
| British American Tobacco, PLC | 1.9 |
| Total | 24.5 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $19.6 |
| Number of Holdings: | 78 |
| Wtd. Avg. Market Cap (Billions): | $48.9 |
| Median Market Cap (Billions): | $29.0 |
| Turnover Rate: | 8.8 % |

# Sit Developing Markets Growth Fund

As of September 30, 2011

## FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
|---|---|---|---|---|---|---|
| Developing Markets Growth | -21.30 | -15.92 | 2.14 | 2.27 | 11.14 | 4.33 |
| MSCI Emerging Markets Index | -23.19 | -18.14 | 3.81 | 2.50 | 13.35 | 3.59 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Developing Markets Growth | -18.37 | 45.96 | 16.54 | 33.77 | 31.59 | 40.72 | -55.26 | 73.97 | 14.53 | -22.79 |
| MSCI Emerging Markets Index | -7.97 | 51.59 | 22.45 | 30.32 | 29.18 | 36.48 | -54.48 | 74.50 | 16.36 | -23.53 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 16.4 |
| Energy Minerals | 13.0 |
| Non-Energy Minerals | 12.9 |
| Consumer Non-Durables | 9.3 |
| Communications | 8.5 |
| Electronic Technology | 8.4 |
| Consumer Services | 7.3 |
| Retail Trade | 6.1 |
| Sectors Less Than 6.0% | 17.2 |
| Cash and Other Net Assets | 0.9 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| China/Hong Kong | 22.7 |
| Brazil | 21.3 |
| South Korea | 13.0 |
| South Africa | 6.1 |
| India | 5.8 |
| Australia | 5.8 |
| Taiwan | 4.6 |
| Mexico | 4.3 |
| 10 Countries Less Than 4.3% | 15.5 |
| Cash and Other Assets | 0.9 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Vale SA, ADR | 3.8 |
| Samsung Electronics Co., Ltd. | 3.4 |
| Cia de Bebidas das Americas, ADR | 3.3 |
| BHP Billiton, Ltd., ADR | 3.1 |
| Petrobras | 3.0 |
| Rio Tinto, Ltd. | 2.7 |
| Banco Bradesco SA | 2.7 |
| CNOOC, Ltd., ADR | 2.7 |
| Shinhan Financial Group Co., Ltd. | 2.3 |
| Astra International Tbk PT | 2.2 |
| Total | 29.3 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $11.6 |
| Number of Holdings: | 65 |
| Wtd. Avg. Market Cap (Billions): | $30.6 |
| Median Market Cap (Billions): | $15.9 |
| Turnover Rate: | 4.2 % |

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years

Raymond E. Sit, 17 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SDMGX |
| CUSIP: | 82980D-40-0 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 2.00% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

PRSRT STD
US POSTAGE
PAID
MINNEAPOLIS, MN
PERMIT NO. 31132

## 2012 Investment Seminars

You and your guests are invited to attend any of the three investment seminars Sit Mutual Funds is offering in 2012. Each seminar will be held at two different locations on the dates scheduled. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

A reservation is required. To reserve your place, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554.

| | | | |
|---|---|---|---|
| Morning Session<br>7:30 - 8:30 a.m. | Edina Country Club<br>5100 Wooddale Avenue<br>Edina, MN | Mid-day Session<br>12:00 - 1:00 p.m. | Sit Investment Associates Offices<br>3300 IDS Center, 80 S. 8th Street<br>Minneapolis, MN |

**February 28, 2012** — Managing Your Investments in Unpredictable Times
With ultralow interest rates, a volatile stock market and a mind-numbing tax code, what's an investor to do? Attend this seminar to learn how to bring some stability to your investment portfolio while minimizing your tax bill.

**March 27, 2012** — Drawing Down Your Nest Egg and Optimizing Cash Flow in Retirement
In today's environment, it can be challenging to determine how best to draw down your nest egg while trying to preserve it for the future. Attend this seminar to learn some new ideas on how to manage these priorities.

**April 24, 2012** — Communicating to Kids and Young Adults about Dollars and Sense
Concerned that your loved ones have no clue when it comes to handling money? Believe me, you're not alone! Attend this seminar to learn how you can strengthen the financial world of your loved ones — and maybe yours, too.